Exhibit 3.1
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PHAZAR CORP.

FIRST. The name of this corporation shall be PHAZAR CORP.

SECOND.  Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808.  The name of its registered agent at such address is The Company Corporation.

THIRD. The purpose or purposes of the corporation shall be: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is One Thousand Five Hundred (1,500) shares of common stock with a par value of $0.01.

FIFTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SIXTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.